UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________
SCHEDULE 13D/A
(Amendment No. 11)
Under the Securities Exchange Act of 1934
 ___________________________

 MPLX LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
55336V100
(CUSIP Number)
Molly R. Benson
Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840
(419) 422-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 7, 2019
(Date of Event Which Requires Filing of this Statement)
 ___________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 55336V100

1.	Name of Reporting Person: Marathon Petroleum Corporation
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 504,701,934(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 504,701,934(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 504,701,934(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 63.5%(2)
14.	Type of Reporting Person: CO

1.
MPLX Logistics Holdings LLC (“MPLX Logistics”) beneficially owns 84,722,985 common units representing limited partner interests in the Issuer (“MPLX Common Units”). MPLX GP LLC (“MPLX GP”) beneficially owns 383,527,195 MPLX Common Units. MPC Investment LLC (“MPC Investment”) beneficially owns 36,451,754 MPLX Common Units. Additionally, MPC Investment owns all of the membership interests in MPLX Logistics and MPLX GP. Accordingly, MPC Investment may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics and MPLX GP. Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics, MPC Investment and MPLX GP.

2.	Based upon 794,349,225 MPLX Common Units issued and outstanding as of May 3, 2019, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPC Investment LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 504,701,934(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 504,701,934(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 504,701,934(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 63.5%(2)
14.	Type of Reporting Person: OO

1.
MPLX Logistics beneficially owns 84,722,985 MPLX Common Units. MPLX GP beneficially owns 383,527,195 MPLX Common Units. MPC Investment beneficially owns 36,451,754 MPLX Common Units. Additionally, MPC Investment owns all of the membership interests in MPLX Logistics and MPLX GP. Accordingly, MPC Investment may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics and MPLX GP. MPC owns all of the membership interests in MPC Investment. Accordingly, MPC may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics, MPC Investment and MPLX GP.

2.	Based upon 794,349,225 MPLX Common Units issued and outstanding as of May 3, 2019, with such figure was provided to the Reporting Persons by the Investor.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPLX Logistics Holdings LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 84,722,985
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 84,722,985
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,722,985
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 10.7%(1)
14.	Type of Reporting Person: OO

1.	Based upon 794,349,225 Common Units issued and outstanding as of May 3, 2019, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPLX GP LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 383,527,195
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 383,527,195
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 383,527,195
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 48.3%(1)
14.	Type of Reporting Person: OO

1.	Based upon 794,349,225 Common Units issued and outstanding as of May 3, 2019, with such figure provided to the Reporting Persons by the Issuer.

Explanatory Note: This Amendment No. 11 (this “Amendment”) filed by Marathon Petroleum Corporation (“MPC”), MPC Investment LLC (“MPC Investment”), MPLX Logistics Holdings LLC (“MPLX Logistics”) and MPLX GP LLC (“MPLX General Partner”) amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests (“Common Units”) in MPLX LP (the “Issuer” or “MPLX”) filed on December 3, 2014, as amended on December 12, 2014, August 19, 2015, December 7, 2015, April 4, 2016, March 6, 2017, September 1, 2017, December 18, 2017, February 5, 2018, October 1, 2018, and November 5, 2018 (the “Schedule 13D”). The Schedule 13D is not modified except as specifically provided herein. Any terms capitalized but not defined herein shall have the same meaning as defined in the Schedule 13D.

Item 1.	Security and Issuer
No changes to this Item.

Item 2.	Identity and Background
Item 2 of this Schedule 13D is hereby supplemented as follows:
The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration
No changes to this Item.

Item 4.	Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
On May 7, 2019, Andeavor Logistics LP, a Delaware limited partnership (“ANDX”), Tesoro Logistics GP, LLC, a Delaware limited liability company and the general partner of ANDX (“ANDX General Partner”), MPLX, MPLX General Partner, and MPLX MAX LLC, a Delaware limited liability company and wholly owned subsidiary of MPLX (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into ANDX with ANDX surviving the merger as a wholly owned subsidiary of MPLX (the “Merger”). Both ANDX General Partner and MPLX General Partner are indirectly owned by MPC, and as a result, MPC controls both ANDX and MPLX.
Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger, each holder of outstanding common units representing limited partner interests in ANDX (each, an “ANDX Common Unit”), other than any ANDX Common Unit held by ANDX General Partner and Western Refining Southwest, Inc., an Arizona corporation and affiliate of ANDX (“Southwest”), will be entitled to receive 1.135 common units representing limited partner interests in MPLX (“MPLX Common Units” and such exchange ratio, the “Exchange Ratio”), and any ANDX Common Unit held by ANDX General Partner and Southwest will be converted into the right to receive 1.0328 MPLX Common Units, in each case, in consideration for each ANDX Common Unit that such holder owns immediately prior to the effective time of the Merger. Additionally, each holder of a 6.875% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, liquidation preference $1,000 per unit, representing limited partner interests in ANDX (each an “ANDX Series A Preferred Unit”) issued and outstanding immediately prior to effective time of the Merger will be converted into the right to receive a new Series B Preferred Unit representing substantially equivalent limited partnership interests in MPLX (the “MPLX Series B Preferred Units”). The MPLX Series B Preferred Units will be a new class of units in MPLX that will be pari passu with MPLX’s existing Series A Convertible Preferred Units with respect to distribution rights and rights upon liquidation and have substantially equivalent preferences, rights, powers, duties and obligations that the ANDX Series A Preferred Units have immediately prior to the closing of the Merger.
At the effective time of the Merger, each phantom unit issued under ANDX’s 2011 Long-Term Incentive Plan, as amended and restated, and the Western Refining Logistics, LP 2013 Long-Term Incentive Plan (the “ANDX Phantom Units”), whether vested or unvested, other than any ANDX Phantom Unit that is held by a non-employee director of ANDX General Partner (each, an “ANDX Director Phantom Unit”), will automatically be converted into a phantom unit denominated in MPLX Common Units (the “Converted MPLX Phantom Unit”). The number of ANDX Common Units subject to the ANDX Phantom Units immediately prior to the effective time of the Merger will be converted into a number of ANDX Common Units subject to the Converted MPLX Phantom Units based on the Exchange Ratio (rounded down to the nearest whole number). ANDX

Director Phantom Units will generally be converted into the right to receive a cash payment equal to the number of ANDX Common Units subject to such ANDX Director Phantom Unit multiplied by the product of the Exchange Ratio and the average of the volume weighted average price per unit of MPLX Common Units on the New York Stock Exchange (the “NYSE”) on each of the ten consecutive trading days ending with the complete trading day immediately prior to the closing of the Merger.
Additionally, as a result of the Merger, each ANDX TexNew Mex Unit issued and outstanding immediately prior to the effective time of the Merger will be converted into a right for Southwest, as the holder of all such units, to receive a unit representing a substantially equivalent special limited partner interest in MPLX (the “MPLX TexNew Mex Units”). By virtue of the conversion, all ANDX TexNew Mex Units will be cancelled and cease to exist as of the effective time of the Merger. The MPLX TexNew Mex Units will be a new class of units in MPLX substantially equivalent to the ANDX TexNew Mex Units, including substantially equivalent powers, preferences, rights to distributions and relative participating, optional or other special rights and the qualifications, limitations or restrictions thereon, that the ANDX TexNew Mex Units have immediately prior to the closing of the Merger. As a result of the Merger, the ANDX Special Limited Partner Interest outstanding immediately prior to the effective time of the Merger will be converted into a right for Southwest, as the holder of all such interest, to receive a substantially equivalent special limited partner interest in MPLX. By virtue of the conversion, the ANDX Special Limited Partner Interest will be cancelled and cease to exist as of the effective time of the Merger.
The conflicts committee (the “ANDX Conflicts Committee”) of the board of directors of ANDX General Partner (the “ANDX Board”) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, is in, or not opposed to, the best interests of ANDX and its subsidiaries treated as a single consolidated entity, approved and declared advisable the Merger and the transactions contemplated by the Merger Agreement, and recommended that the ANDX Board approve the Merger and Merger Agreement, the other transaction documents (including the Support Agreement (described below) collectively, the “Transaction Documents”) and the consummation of the transactions contemplated thereby. Upon the receipt of the recommendation of the ANDX Conflicts Committee, the ANDX Board unanimously determined that the Transaction Documents and the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth in the Transaction Documents, are in, or not opposed to, the best interests of ANDX and its subsidiaries treated as a single consolidated entity, approved and declared advisable the Merger Agreement, the other transaction documents (including the Support Agreement (described below)) and the transactions contemplated thereby, including the Merger, and recommended that the holders of ANDX Common Units approve the Merger and the Merger Agreement and directed that the Merger Agreement be submitted to the holders of ANDX Common Units by written consent for their adoption.
The conflicts committee (the “MPLX Conflicts Committee”) of the board of directors of MPLX General Partner (the “MPLX Board”) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are not adverse to the best interests of MPLX and its subsidiaries treated as a single consolidated entity and the holders of MPLX Common Units (other than MPLX General Partner and its affiliates, including MPC), approved the Merger Agreement and the consummation of transactions contemplated thereby, including the Merger, and recommended that the MPLX Board approve the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger. Upon the receipt of the recommendation of the MPLX Conflicts Committee, the MPLX Board unanimously determined that the Merger Agreement, the other transaction documents (including the Support Agreement (described below)) and the transactions contemplated thereby, including the Merger, are not adverse to the best interests of MPLX and its subsidiaries treated as a single consolidated entity and approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger.
The completion of the Merger is subject to certain customary mutual conditions, including (i) MPLX’s registration statement on Form S-4 (the “Registration Statement”) having become effective under the Securities Act of 1933, as amended (the “Securities Act”), (ii) the receipt of the Written Consent (as defined below), (iii) the MPLX Common Units issuable in connection with the Merger having been approved for listing on the NYSE, subject to official notice of issuance, (iv) the absence of any governmental order or law prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement, and (v) the receipt by MPLX and ANDX of certain tax opinions from their respective legal counsel. The obligation of each party to consummate the Merger is also conditioned upon (i) compliance by the other party in all material respects with its pre-closing obligations under the Merger Agreement, (ii) the accuracy of the representations and warranties of the other parties as of the date of the Merger Agreement and as of the closing (subject to customary materiality qualifiers), (iii) the absence of a material adverse effect with respect to the other party since the date of the Merger Agreement, and (iv) the receipt by each party of a tax opinion from its respective legal counsel to the effect that no income or gain should be recognized by such party or such party’s unitholders as a result of the Merger (subject to certain exceptions).
The parties to the Merger Agreement have made customary representations, warranties and covenants in the Merger Agreement. Subject to certain exceptions, the parties have each agreed, among other things, to covenants relating to the conduct of their respective businesses during the interim period between the execution of the Merger Agreement and the consummation of the Merger. In addition, the Merger Agreement provides that, between the date of the Merger Agreement and the effective time of the Merger, the ANDX General Partner will (and MPC will cause its representatives on the ANDX Board

to) cause ANDX to pay regular quarterly cash distributions on the ANDX Common Units in accordance with the ANDX partnership agreement in the ordinary course consistent with past practice, and that subject to applicable law, the Merger Agreement and the ANDX partnership agreement, any such regular quarterly distribution shall not be less than $1.03 per ANDX Common Unit without the separate determination and approval of the ANDX Conflicts Committee.
The Merger Agreement contains certain termination rights that may be exercised by either MPLX or ANDX, including in the event that (i) both parties agree by mutual written consent to terminate the Merger Agreement, (ii) the Merger is not consummated by November 8, 2019, or (iii) any law or order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger having become final and non-appealable.
The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, which is included as an exhibit to this Amendment.
Support Agreement
On May 7, 2019, concurrently with the execution of the Merger Agreement, MPLX, ANDX, ANDX General Partner, Southwest and MPC entered into a Support Agreement (the “Support Agreement”), pursuant to which, subject to the terms and conditions therein, ANDX General Partner and Southwest have agreed to deliver a written consent covering all of the ANDX Common Units beneficially owned by them (the “Covered Units”) within two business days after the Registration Statement becomes effective under the Securities Act, approving the Merger, the Merger Agreement and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement. As of May 7, 2019, ANDX General Partner and Southwest collectively owned 156,173,128 ANDX Common Units, representing approximately 64% of the total ANDX Common Units issued and outstanding. The approval of the Merger Agreement requires the affirmative vote or consent of holders of a majority of the outstanding ANDX Common Units, which approval is expected to be obtained through written consents to be provided in accordance with the Support Agreement, which is included as an exhibit to this Amendment.
The Support Agreement also generally prohibits ANDX General Partner and Southwest from transferring the Covered Units. The Support Agreement terminates upon the earliest to occur of the termination of the Merger Agreement, the time the Merger becomes effective and the written agreement of the parties to the Support Agreement to terminate the Support Agreement.
The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Support Agreement, which is included as an exhibit to this Amendment.
The Merger Agreement and Support Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about MPLX, ANDX or their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about MPLX or ANDX included in their public reports filed with the Securities and Exchange Commission (the “SEC”). The representations, warranties and covenants contained in the Merger Agreement and Support Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the respective parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or of any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement and the Support Agreement, which subsequent information may or may not be fully reflected in MPLX or ANDX public disclosures.

Item 5.	Interest in Securities of the Issuer
No changes to this Item.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following:
The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description

1.
Agreement and Plan of Merger, dated as of May 7, 2019, by and among Andeavor Logistics LP, Tesoro Logistics GP, LLC, MPLX LP, MPLX GP LLC and MPLX MAX LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer, filed on May 8, 2019).

2.
Support Agreement, dated as of May 7, 2019, by and among MPLX LP, Andeavor Logistics LP, Tesoro Logistics GP, LLC, Western Refining Southwest, Inc. and Marathon Petroleum Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on May 8, 2019).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2019		Marathon Petroleum Corporation

	By:	/s/ Molly R. Benson
Molly R. Benson
Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary

MPC Investment LLC

	By:	/s/ Molly R. Benson
Molly R. Benson
Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary

MPLX Logistics Holdings LLC

	By:	/s/ Molly R. Benson
Molly R. Benson
Assistant Secretary

MPLX GP LLC

	By:	/s/ Molly R. Benson
Molly R. Benson
Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary

Schedule I
Information regarding each director and executive officer of Marathon Petroleum Corporation is set forth below. The business address for each director and executive officer is c/o Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio, United States.

Marathon Petroleum Corporation
Name, Title	Principal Occupation	Citizenship	Transactions in Last 60 Days
Directors

Gary R. Heminger	Chairman and Chief Executive Officer Marathon Petroleum Corporation	U.S.	—

Gregory J. Goff	Executive Vice Chairman Marathon Petroleum Corporation	U.S.	—

Abdulaziz F. Alkhayyal	Retired Senior Vice President, Industrial Relations Saudi Aramco	Saudi Arabia	131.658[1]

Evan Bayh	Senior Advisor, Apollo Global Management Senior Advisor, Cozen O'Connor Public Strategies and Of Counsel, Cozen O'Connor	U.S.	131.658[1]

Charles E. Bunch	Retired Chairman of the Board and CEO PPG Industries, Inc.	U.S.	131.658[1]

Steven A. Davis	Former Chairman and Chief Executive Officer Bob Evans Farms, Inc.	U.S.	131.658[1]

Edward G. Galante	Retired Senior Vice President and Member of the Management Committee, ExxonMobil Corporation	U.S.	131.658[1]

James E. Rohr	Retired Chairman and Chief Executive Officer The PNC Financial Services Group, Inc.	U.S.	131.658[1]

Kim K.W. Rucker	Retired Executive Vice President, General Counsel and Secretary, Andeavor	U.S.	131.658[1]

J. Michael Stice	Dean, Mewbourne College of Earth & Energy University of Oklahoma	U.S.	959.223[1]

John P. Surma	Retired Chairman and Chief Executive Officer United States Steel Corporation	U.S.	959.223[1]

Susan Tomasky	Retired President AEP Transmission, a business division of American Electric Power Co.	U.S.	131.658[1]

Executive Officers

Gary R. Heminger	Chairman and Chief Executive Officer	U.S.	—

Gregory J. Goff	Executive Vice Chairman	U.S.	—

Raymond L. Brooks	Executive Vice President, Refining	U.S.	—

Suzanne Gagle	General Counsel	U.S.	—

Timothy T. Griffith	Senior Vice President and Chief Financial Officer	U.S.	—

Thomas Kaczynski	Vice President, Finance and Treasurer	U.S.	—

Anthony R. Kenney	President, Speedway LLC	U.S.	—

John J. Quaid	Vice President and Controller	U.S.	—

Donald C. Templin	President, Refining, Marketing and Supply	U.S	—

(1)	Phantom units granted on April 1, 2019 pursuant to the MPLX LP 2018 Incentive Compensation Plan and credited within a deferred account.